Enterra Energy Trust Announces Bought Deal Financing

Calgary, Alberta – April 4, 2007 – Enterra Energy Trust (“Enterra” or the “Trust”) (TSX: ENT.UN, NYSE: ENT) is pleased to announce that it has entered into an agreement to issue, to a syndicate of Canadian underwriters on a bought deal basis and subject to regulatory approval, a combination of convertible debentures and trust units.  Proceeds of the financing will be used to finance the acquisition of common shares of a private company active in oil and gas exploration and development in western Saskatchewan and for general corporate purposes of the Trust. Closing of the offering, which is subject to customary regulatory approvals, is expected to occur on or about April 25, 2007.

CONVERTIBLE DEBENTURES

Enterra will issue convertible unsecured subordinated debentures (the "Debentures") for gross proceeds of Cdn$40,000,000.  The Debentures will be convertible into units of the Trust at the option of the holder at a conversion price of Cdn$6.80 per trust unit.  The Debentures will bear interest at a rate of 8.25% per annum, payable semi-annually in arrears on December 31 and June 30 of each year commencing on December 31, 2007.  The Debentures will mature on June 30, 2012.

TRUST UNITS

Enterra will also issue 4,300,000 trust units at a price of Cdn$5.90 per unit for gross proceeds of Cdn$25,370,000.  Enterra has granted the underwriters an option, exercisable in whole or in part until 30 days following closing, to purchase up to 645,000 additional trust units at the same offering price, to cover over-allotments and for market stabilization purposes.  Should the underwriters’ over-allotment option be fully exercised, the total gross proceeds of the financing will be Cdn$29,175,500.

The trust units and the Debentures will be eligible for sale in all provinces of Canada pursuant to a short form prospectus.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state in the United States in which such offer, solicitation or sale would be unlawful.  The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The Debentures are not eligible for sale in the United States or internationally.

About Enterra Energy Trust

Enterra Energy Trust is a conventional oil and gas trust based in Calgary, Alberta. The Trust acquires, operates and exploits petroleum and natural gas assets principally in Alberta and British Columbia, Canada, and in Oklahoma, U.S.A.

Forward-Looking Statements

Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expects" and similar expressions. Forward-looking statements in this press release include, but are not limited to, statements with respect to the closing of the offering and the use of proceeds of the offering. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production, marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:

E. Keith Conrad

Victor Roskey

President & CEO, Enterra Energy Trust

Senior Vice President & CFO, Enterra Energy Trust

Telephone: (403) 263-0262 or (877) 263-0262

Telephone: (403) 263-0262 or (877) 263-0262

E-mail: ekconrad@enterraenergy.com

E-mail: vroskey@enterraenergy.com

www.enterraenergy.com